Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 26, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10401
FT Income Portfolio, Series 18
(the “Trust”)
CIK No. 1941838 File No. 333-267666

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states that the Trust invests in Funds with a focus on dividend-paying stocks across all market capitalizations. Please add small and/or mid capitalization risk disclosure.

Response:The Trust confirms relevant risk disclosure relating to small and/or mid capitalization companies will be added to the Trust’s prospectus.

2.The Staff notes that the disclosure states that the research department emphasizes Funds that have exposure to convertible securities. Please revise the disclosure to include contingent convertible securities (“CoCos”) and provide a definition.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to CoCos, appropriate disclosure will be added to the Portfolio Selection Process. Otherwise, the risk disclosure pertaining to CoCos will be removed from the prospectus.

Risk Factors

3.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

4.If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

5.Please consider updating the “Brexit Risk” to disclose the recent decline of the British pound if the Trust will have significant investments in U.K. companies.

Response:In accordance with the Staff’s comment, the “Brexit Risk” has been replaced in its entirety as follows:

“Post-Brexit Risk. The United Kingdom’s official departure from the European Union (commonly referred to as “Brexit”) led to volatility in global financial markets, in particular those of the United Kingdom and across Europe, and the weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. Given the size and importance of the United Kingdom’s economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade even under the post-Brexit trade guidelines. The economic fallout of Brexit combined with political turmoil within the office of the prime minister, staggering inflation, stagnant wages and wavering fiscal policies, continue to push the United Kingdom’s economy into a state of crisis. In addition, depreciation of the British pound sterling and/or the euro in relation to the U.S. dollar following Brexit may adversely affect investments denominated in the British pound sterling and/or the euro.

It is not currently possible to determine the extent of the impact that Brexit may have on the Trust’s investments and this uncertainty could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust’s investments.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon